UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Chong Li
Chief Executive Officer
EvoNexus Group Ltd
Unit 56 of Factory A on 5th Floor Union Hing Yip Factory Building
No. 20 Hing Yip Street
Kwun Tong, Hong Kong

Re: EvoNexus Group Ltd
Draft Registration Statement on Form F-1
Submitted July 18, 2025
CIK No. 0002075036

Dear Chong Li:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on page 7 that the company does not have a written cash management policy. Please include similar disclosure on the cover page.

Prospectus Summary, page 1

2. In this section, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any

other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you do not believe any permissions are required, provide an explanation. If you relied on the opinion of counsel, identify counsel and file a consent. Also include a summary risk factor with a specific cross-reference to a more detailed risk factor discussion on permissions and approvals.

Summary of Risk Factors, page 4

3. In your summary of risk factors, expressly refer to the risks of doing business in Hong Kong and disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 11

4. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether

through the ownership of voting securities, by contract, or otherwise."

5. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Operating Entity uses artificial intelligence (AI) in its business..., page 19

6. We note that you use artificial intelligence in your solutions and your disclosure that "the Operating Entity does not utilize open-source AI in its business as of the date of this prospectus." Please expand your disclosure to explain how AI is used in your solutions, clarify the ownership of the proprietary algorithms used in your products, including any related fees, and describe how you validate these algorithms and any processes by which you attempt to mitigate algorithmic hallucinations.

Capitalization, page 41

7. Remove the brackets from the amounts in the Capitalization table and elsewhere in your filing, such as in the dilution table and in the Business disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

8. We note you have significant users or customers based in Hong Kong, India, Singapore, and Brazil. It appears the growth of your business and revenues depends on retaining existing users and advertising customers, expanding sales to those users and advertising customers, and attracting users and advertising customers. Please tell us how you monitor user and advertising customer retention, expansion and growth. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, please revise to include relevant disclosure for all periods presented. For example, in terms of users, disclose measures such as average revenue per user (ARPU) and active user accounts, such as monthly active users (MAUs) and daily active users (DAUs). In terms of advertising customers, disclose the performance measure you use to settle advertising revenue. Refer to SEC Release No. 33-10751.

9. Please revise so that the presentation of financial information in tabular form reads consistently from left to right in the same chronological order throughout the filing. We refer you to the guidance in SAB Topic 11:E.

Operating Performance, page 45

10. We note advertising revenue is settled with advertising customers based on certain performance metrics. Please explain and quantify those performance metrics that indicated the number and frequency of users watching advertisements increased.

11. In regard to your cost of revenues, please clarify which type of revenue product (for example, functions of online chats or add-ons) increased in maturity and how maturity lowered outsourcing development costs.

<u>Business</u>
<u>Products and Services, page 54</u>

12. We note that the company's apps include LivChat, BunchatLite, PeachU, Meeya, Meeya Lite, Jogan Pro, MeetClub, BakBak, UpChat, HoldU Pro, Timo, and RealCall and that these apps "are designed to enable users to seek, engage and facilitate relationships with a global community." Please clarify how these apps may be distinguished from one another, including any differences in function, as well as the business purpose for designing multiple similar apps.

<u>Business Model</u>
<u>Our Customers, page 56</u>

13. You state that for the fiscal year ended February 28, 2025, two customers independently accounted for approximately 28% and 16% of total revenue, respectively. Please disclose the material terms of any agreements with these customers. To the extent that you do not have any agreements with the customers, revise the risk factors to indicate that the customers could termination the relationship at any time.

14. Please define "users" and disclose the total number of users for each period presented. Also, to extent that users includes those who create free accounts, separately disclose the number of users who pay for the function of the online chat or add-ons to access premium features.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

15. Please have your public accounting firm remove the brackets from the date of their report.

<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Operations, page F-4</u>

16. Please round net (loss) income per share to the nearest cent in order to not imply a greater degree of precision than exits.

<u>1. Organization and Principal Activities</u>
<u>(b) Restructuring, page F-7</u>

17. We note the Company was incorporated on May 6, 2025. Since the Company was not in existence as of the balance sheet date, a consolidated financial statement presentation is precluded. Please provide the financial statements of Mobclick Technology (HK) Limited in lieu of consolidated financial statements of EvoNexus Group Ltd.

<u>2. Summary of Significant Accounting Policies</u>
<u>(d) Functional currency and foreign currency transactions, page F-8</u>

18. We note you conduct a majority of your operations in Hong Kong and your revenues were mainly generated in Hong Kong, India, Singapore and Brazil. Substantially all of your assets are located in Hong Kong and your bank accounts are primarily with licensed banks in Hong Kong. In light of these facts, explain to us the basis for

your conclusion that your functional currency is the United States dollar and not the Hong Kong dollar. We refer you to the guidance in ASC 830-10-45-2 and ASC 830-10-55-5.

<u>(j) Revenue recognition, page F-11</u>

19. Your disaggregation of revenue between User recharge, Advertising services, and Others is based on type. Please clarify whether you consider User recharge "enhanced chat functionalities" to be a product or service. To the extent such premium add-ons and functionalities are products and greater than 10% of total revenue, separately present revenue and the related cost of revenues from product and services on the face of your consolidated statement of operations. Refer to Rule 5-03.1 and 5-03.2 of Regulation S-X.

20. Please expand your advertising revenue recognition policy disclosure to explain in sufficient detail:
    - How transaction prices are determined. If fees are not fixed, tell us what they are based on, such as impressions or clicks.
    - Significant terms of these contracts with customers, such as the duration of these contracts and typical billing and payment terms.
    - How point in time recognition of revenue is an appropriate measure of satisfaction of the performance obligation.

<u>Note 12. Subsequent Events, page F-21</u>

21. Please revise to disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

<u>General</u>

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li, Esq.